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                            February 16, 2023

       Kiattipong Arttachariya
       Chief Financial Officer
       Zapp Electric Vehicles Group Ltd
       87/1 Wireless Road
       26/F Capital Tower
       All Seasons Place
       Lumpini, Patumwan
       Bangkok 10330 Thailand

                                                        Re: Zapp Electric
Vehicles Group Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed on February
6, 2023
                                                            File No. 333-268857

       Dear Kiattipong Arttachariya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information Basis of Pro Forma Presentation, page 100

   1.                                                   We note your statement
on pages 102 and 109 indicating that    the maximum amount Zapp
                                                        will raise from the
issuance of the Zapp Convertible Loan Notes will not exceed
                                                        $20,000,000.    Please
reconcile the disclosure with your statement on pages 6, 7,23 and 99
                                                        indicating that    Zapp
shareholders will receive (i) an aggregate of 50,000,000 Pubco
                                                        Ordinary Shares
pursuant to the Company Exchange plus (ii) a number of Pubco Ordinary
 Kiattipong Arttachariya
Zapp Electric Vehicles Group Ltd
February 16, 2023
Page 2
      Shares equal to the amount of any convertible financing received by Zapp in excess of
      $20,000,000 in the aggregate and actually converted to ordinary shares of Zapp in advance of the closing of the business Combination divided by the effective conversion price.

The Background of the Business Combination, page 118

2. We note your response to our prior comment 5. Please expand to describe how the valuation model resulted in the $400 million figure you mention on page
127. Include the
      data underlying the analysis you conducted. Please also describe how CIIG determined that each of the operating and business fundamentals listed imply premiums of $104 million to Zapp's enterprise valuation. Include quantitative disclosure wherever possible.
General

3. We note your response to our prior comment 8. Please revise throughout your prospectus to disclose the total dollar amount that the Sponsor stands to gain from the Anchor
      Investor Agreements, including the dollar amount the Sponsor has at risk with regard to the Anchor Investor Agreements that depends on the closing of the Business Combination.
       You may contact SiSi Cheng at (202) 551-5004 or Melissa Gilmore at (202) 551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameKiattipong Arttachariya
                                                           Division of
Corporation Finance
Comapany NameZapp Electric Vehicles Group Ltd
                                                           Office of
Manufacturing
February 16, 2023 Page 2
cc:       Rachel Wong
FirstName LastName